August 19, 2019

U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  Delaying Amendment for Registration Statement on Form N-14
 T. Rowe Price International Funds, Inc. (File No. 333-232959)
 T. Rowe Price U.S. Equity Research Fund, Inc. (File No. 333-232953)
 (collectively, “Registrants”)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrants are hereby filing a delaying amendment with respect to the Registrants’ Registration Statements on Form N-14 (the “Registration Statements”) (File Nos. 333-232959 and 333-232953) relating to the following reorganizations:

Target Funds	Acquiring Funds
T. Rowe Price Institutional Global Focused Growth Equity Fund, series of T. Rowe Price Institutional International Funds, Inc.	T. Rowe Price Global Stock Fund, series of T. Rowe Price International Funds, Inc.
T. Rowe Price Institutional Global Growth Equity Fund, series of T. Rowe Price Institutional International Funds, Inc.	T. Rowe Price Global Growth Stock Fund, series of T. Rowe Price International Funds, Inc.
T. Rowe Price Institutional U.S. Structured Research Fund, series of T. Rowe Price Institutional Equity Funds, Inc.	T. Rowe Price U.S. Equity Research Fund, series of T. Rowe Price U.S. Equity Research Fund, Inc.

The Registration Statements were filed with the Securities and Exchange Commission on August 1, 2019, pursuant to Rule 488 under the Securities Act.

The Registrants hereby amend the Registration Statements to delay their effective date until the Registrants shall file a further amendment that specifically states that the Registration Statements shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statements shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrants, in the City of Baltimore, State of Maryland on the 19th day of August, 2019.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Vicki Horwitz at (410) 577-5024.

Sincerely yours,

/s/Vicki Horwitz
Vicki Horwitz, Vice President and Legal Counsel, T. Rowe Price Associates, Inc.